Stifel, Nicolaus & Company, Incorporated
     As representative of the several Underwriters
c/o Stifel, Nicolaus & Company, Incorporated
One Montgomery Street, Suite 3700
San Francisco, CA 94104
VIA FACSIMILE AND EDGAR
June 15, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Primo Water Corporation Registration Statement on Form S-1 (File No. 333-173554)
Ladies and Gentleman:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representative of the several underwriters of the proposed public offering of shares of the Company’s common stock by the Company and the selling stockholders, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m. EDT on June 16, 2011, or as soon thereafter as is practicable.
Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 9, 2011, through the date hereof: 2,200 to prospective underwriters; 150 to institutional investors and 15 to individuals.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
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Very truly yours,

Stifel, Nicolaus & Company, Incorporated

As representative of the several Underwriters

By:	/s/ Keith G. Lister

Name: Keith G. Lister Title: Managing Director